                                                Filed pursuant to Rule 424(b)(3)
                                                Reg. No. 333-40729

 [COMPAQ LOGO]
                          COMPAQ COMPUTER CORPORATION
                           SHAREHOLDER INVESTOR PLAN

                       10,000,000 Shares of Common Stock

     Compaq Computer Corporation is pleased to offer you the opportunity to participate in its Shareholder Investor Plan. The Plan is designed to provide you with a convenient method to purchase shares of Compaq common stock and to reinvest cash dividends in the purchase of additional shares.

     Key features of the Plan:

          Enrollment: If you currently own Compaq common stock, registered in your name, you may participate in the Plan by completing and returning an enrollment form. If you own Compaq stock but your shares are currently held by a bank or broker in its name (that is, in "street name"), you will need to register the shares in your name and then complete an enrollment form.

          If you do not currently own any shares of Compaq common stock, you may join the Plan by completing an enrollment form and making an initial cash investment of at least $250.

          Additional Investments: Once you have enrolled, you may make additional investments in any amount from $50 to $10,000 per month by check or money order or through automatic monthly deductions from a qualified bank account.

          Dividend Reinvestments: You may reinvest all, some or none of your cash dividends in additional shares of Compaq common stock. You may change your reinvestment election at any time.

          Safekeeping of Shares: All shares of Compaq common stock purchased through the Plan will be held by the Plan Administrator in book-entry form in your account. If you hold Compaq common stock certificates outside of the Plan, you may deposit those certificates for safekeeping with the Plan Administrator, and those shares will be reflected in your Plan account.

          Sale of Shares: You may sell all or any portion of Compaq common stock held in book-entry form, including shares reflected in your Plan account, through the Plan. You may also request to receive a certificate for these shares and sell the shares outside the Plan.

          Fees: There are certain enrollment, investment, brokerage and sales fees associated with the Plan.

          More Information: For more information about the Plan, call the Plan's toll free number (1-888-218-4373) or see Compaq's website at http://www.compaq.com.

                       Prospectus dated December 10, 1997

     THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS. IF ANY OTHER INFORMATION OR REPRESENTATIONS ARE GIVEN OR MADE, YOU MUST NOT RELY UPON THEM AS HAVING BEEN AUTHORIZED.

     This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy shares of Compaq common stock in any state or other jurisdiction to any person to whom it is unlawful to make such an offer or solicitation. To the extent required by applicable law in certain jurisdictions, shares offered under the Plan are offered only through a registered broker/dealer in those jurisdictions.

     Neither the delivery of this Prospectus nor any sale made hereunder should be deemed to imply that there has been no change in the affairs of Compaq since the date of this Prospectus or that the information herein is correct as of any time subsequent to its date.

                               TABLE OF CONTENTS
                                                                            Page

       Information About Compaq .............................................  3
       Information About the Plan ...........................................  3
                Eligibility and Enrollment ..................................  3
                Additional Investments.......................................  4
                Dividends....................................................  5
                Source of Stock..............................................  6
                Sale of Shares ..............................................  6
                How Shares are Held .........................................  7
                Gifts and Transfers of Shares................................  7
                Withdrawal from the Plan ....................................  8
                Administration ..............................................  8
                Additional Information ......................................  9
       Tax Consequences...................................................... 10
       Available Information................................................. 10
       Incorporation of Documents by Reference .............................. 11
       Use of Proceeds ...................................................... 11
       Legal Matters ........................................................ 11
       Experts .............................................................. 12

INFORMATION ABOUT COMPAQ

     Founded in 1982, Compaq Computer Corporation is a worldwide information technology company. Compaq is the fifth largest computer company in the world and the largest global supplier of personal computers. With worldwide sales of $20 billion in 1996, Compaq develops and markets hardware, software, solutions and services, including industry-leading enterprise computing solutions, fault-tolerant business-critical solutions, networking and communication products, commercial desktop and portable products and consumer PCs. Compaq products are sold and supported in more than 100 countries through a network of authorized Compaq marketing partners. Compaq markets its products primarily to business, home, government, and education customers. Compaq's principal executive offices are located at 20555 S.H. 249, Houston, Texas 77070, telephone (281) 370-0670.

INFORMATION ABOUT THE PLAN

ELIGIBILITY AND ENROLLMENT

1.   How does a Compaq shareholder enroll in the Plan?

     If you are already a Compaq shareholder of record (that is, if you own shares that are registered in your name, not your broker's), you may enroll in the Plan simply by completing and returning an enrollment form.

2. I already own shares, but they are held by my bank or broker and registered in "street name." How can I participate?

     If you currently own shares of Compaq common stock that are held on your behalf by a bank or broker (that is, in "street name"), you will need to arrange with your bank or broker to have at least one share registered directly in your name in order to be eligible to participate. Once the shares are registered in your name, you can complete an enrollment form. Alternatively, you may enroll in the Plan in the same manner as someone who is not currently a shareholder.

3.   I'm not currently a shareholder. May I participate in the Plan?

     If you currently do not hold shares of Compaq common stock, you may enroll in the Plan by completing an enrollment form for new investors and making an initial investment of at least $250 by check or money order. An enrollment fee of $10.00 will be deducted from your initial investment.

4.   Are there fees associated with enrollment?

     Participation in the Plan is subject to the following fees. These fees may change at any time and you will be notified of any changes.

               One-time enrollment fee in direct purchase plan           $10.00*
               Direct purchase investment fees:
                        For each check or money order                    $ 5.00
                        For each automatic debit                         $ 2.50
               Brokerage trading fees:

                           direct purchase fee (per share)               $  .04
                           sales fee (per share)                         $  .07
                  Fee on each sale of shares                             $10.00
                  Fee for bounced check or rejected
                      automatic deductions                               $20.00

           *If you are not a record holder, this enrollment fee will apply and will be deducted from your initial investment.

     There are no enrollment, investment or brokerage fees under the dividend reinvestment portion of the Plan.

5.   Who may participate in the Plan?

     All U.S. citizens are eligible to participate, whether or not they are currently shareholders. Foreign citizens are eligible to participate as long as their participation would not violate any laws in their home countries.

ADDITIONAL INVESTMENTS

6.   What are the minimum and maximum amounts for additional investments?

     The minimum amount for additional investments is $50 and the maximum amount is $10,000 during any calendar month.

7.   How do I make an additional investment?

     You may send a check or money order payable in U.S. dollars to "Compaq Computer Corporation Shareholder Investor Plan." Cash and third-party checks are not allowed. Checks or money orders must be accompanied by the appropriate section of your account statement and mailed to the Compaq Computer Corporation Shareholder Investor Plan, c/o BankBoston, N.A., P.
     O.  Box 8040, Boston, Massachusetts 02266-8040.

8. May I have additional investments automatically deducted from my bank account?

     Yes. You may authorize monthly automatic deductions from an account at a financial institution that is a member of the National Automated Clearing House Association.

     o To initiate this service, you must send a completed "Automatic Deduction Service" form to the Plan Administrator.

     o To change any aspect of the instruction, you must send a revised "Automatic Deduction Service" form to the Plan Administrator.

     o To terminate the deductions, you must notify the Plan Administrator in writing.

     Initial set-up, changes and terminations to the automatic deduction instructions will be made as soon as practicable. Once automatic deductions begin, funds will be deducted from your designated account on the 15th of each month, or the next business day if the

     15th is not a business day.

9.   Will I be charged fees for additional investments?

     Yes. For any investment made by check or money order, an investment fee of $5.00 will be deducted at the time of the investment. An investment fee of $2.50 per investment will be deducted for any investment made by automatic monthly deduction. In addition, the purchase price will include a brokerage commission of $.04 per share.

10.  How are payments with "insufficient funds" handled?

     If the Plan Administrator does not receive a payment because of insufficient funds or incorrect draft information, the requested purchase will be deemed void, and the Plan Administrator will immediately remove from your account any shares purchased in anticipation of receiving such funds. If the net proceeds from the sale of such shares are insufficient to satisfy the balance of the uncollected amounts, the Plan Administrator may sell additional shares from your account as necessary to satisfy the uncollected balance. In addition, an "insufficient funds" fee of $20 will be charged. The Plan Administrator may place a hold on the Plan account until the "insufficient funds" fee is received from you, or may sell shares from your account to satisfy any uncollected amounts.

11.  When will shares be purchased?

     The Plan Administrator will buy shares each week, beginning on Tuesday (or the next business day) if your funds are received no later than two business days before that Tuesday.

12.  What is the price of shares purchased under the Plan?

     The purchase price for shares purchased by the Plan Administrator in the open market will be the average price per share paid by the Plan Administrator for all purchases made that week for Plan participants. The purchase price for shares purchased from or sold to Compaq will be the average of the high and low sales price reported on the New York Stock Exchange consolidated tape for the day of the transaction.

     For automatic monthly purchases, shares will be purchased during the week after the week of the 15th, beginning on Tuesday of that week, if your enrollment material is received by the last business day of the previous month.

     The Plan Administrator will use your investment to purchase as many full shares as possible and will use any amount remaining to purchase a fraction of a share (computed to three decimal places).

DIVIDENDS

13.  Must my dividends be reinvested automatically?

     No. You may elect partial or no reinvestment of your dividends by completing the appropriate form obtained from the Plan Administrator. Unless you make an election, all cash dividends on shares you hold outside of the Plan will be paid to you and dividends on shares in your Plan account will be reinvested automatically in additional shares of Compaq common stock. If you choose partial investment, you must identify the percentage of shares in your account on which you would like to receive cash payments for dividends. No fees will be charged in connection with dividend reinvestments.

14.  When will my dividends be reinvested and at what price?

     The reinvestment of your dividends will generally be completed within five business days of the dividend payment date. The price of shares purchased with the dividends will be the weighted average price of all shares purchased with reinvested dividends.

SOURCE OF STOCK

15.  What is the source of Compaq stock purchased through the Plan?

     At Compaq's option, share purchases will be made in the open market or directly from Compaq. Share purchases in the open market may be made on any stock exchange where Compaq common stock is traded or by negotiated transactions on such terms as the Plan Administrator may reasonably determine. Neither Compaq nor any participant will have any authority or power to direct the date, time or price at which shares may be purchased by the Plan Administrator.

SALE OF SHARES

16.  How do I sell my shares?

     You can sell some or all of the shares you hold in book-entry form, including shares in your Plan account, by providing written instructions to the Plan Administrator. Each account statement you receive will have a form for this purpose. You can also sell your shares by calling the Plan Administrator.

     The Plan Administrator will sell shares daily. The sale price for your shares will be the average price per share received by the Plan Administrator for all sales made that day for Plan participants. A $10.00 service charge and a brokerage commission (currently $.07 per share) will be deducted from your sale proceeds.

     Please note that the Plan Administrator is not able to accept instructions to sell on a specific day or at a specific price.

     If you prefer, you can withdraw shares from the Plan, at no cost to you, and sell them through a broker of your own choosing. Shares will normally be mailed to you within five business days of receipt of your instructions.

     If you sell a portion of your shares, the Plan Administrator will continue to reinvest the dividends on the percentage of shares authorized by you.

HOW SHARES ARE HELD

17.  How does the custodial service (book-entry shares) work?

     All shares of Compaq stock that are purchased through the Plan will be held by the Plan Administrator and reflected in book-entry form in your Plan account on the records of the Plan Administrator. If you hold Compaq common stock certificates outside the Plan, you may also, at any time, deposit those certificates for safekeeping with the Plan Administrator, and the shares represented by the deposited certificates will be included in book-entry form in your Plan account.

18.  How do I deposit my Compaq stock certificates with the Plan Administrator?

     To deposit certificates into the Plan, you should send your certificates, by registered and insured mail, to the Plan Administrator, with written instructions to deposit those shares in your Plan account. The certificates should not be endorsed and the assignment section should not be completed.

19.  Are there any charges associated with this custodial service?

     No. There is no cost to you either for having the Plan Administrator hold the shares purchased for you through the Plan or for depositing with the Plan Administrator the stock certificates you hold into your account.

20.  How may I receive a stock certificate?

     Normally, stock certificates for shares purchased under the Plan will not be issued, rather shares will be registered in the name of the Plan Administrator or its nominee and credited to your Plan account. However, you may request a stock certificate by calling the Plan Administrator. There is no charge for this service. Stock certificates for fractional shares will not be issued under any circumstances.

GIFTS AND TRANSFERS OF SHARES

21.  Can I transfer shares that I hold in the Plan to someone else?

     Yes. You may transfer ownership of some or all of your Plan shares by sending the Plan Administrator written transfer instructions. Your signature must be "Medallion Guaranteed" by a financial institution. Most banks and brokers participate in the Medallion Guarantee program. The Medallion Guarantee program ensures that the individual signing is in fact the owner of the participant's account.

     You may transfer shares to new or existing Compaq shareholders; however, a new Plan account will not be opened for a transferee as a result of a transfer of less than one full share. If you are opening a new Plan account for a transferee, you must include an enrollment form with the gift/transfer instructions.

WITHDRAWAL FROM THE PLAN

22.  How do I close my Plan account?

     You may terminate your participation in the Plan either by giving written notice to the Plan Administrator or by completing the appropriate section of your account statement and returning it to the Plan Administrator. Upon termination, you must elect either to receive a certificate for the number of whole shares held in your Plan account and a check for the value of any fractional share, or to have all of the shares in your Plan account sold for you as described above and pay applicable fees and commissions.

     The Plan Administrator will send you your proceeds, without interest, or your certificates as soon as practicable. If a notice of withdrawal is received on or after the record date but before the related dividend payment date, a separate dividend check will be mailed as soon as practicable following the payment date. Thereafter, cash dividends will be paid out to you and not reinvested in Compaq common stock.

ADMINISTRATION

23.  Who administers the Plan?

     The Plan is administered by BankBoston, N.A., Compaq's stock transfer agent, registrar and dividend disbursing agent. As Plan Administrator, BankBoston acts as agent for Plan participants and keeps records, sends statements and performs other duties relating to the Plan.

     Purchases and sales of Compaq common stock under the Plan are made by an independent broker-dealer acting as purchasing agent for Plan participants. To the extent required by applicable law in certain jurisdictions, shares offered under the Plan are offered through an independent broker-dealer.

24.  How do I contact the Plan Administrator?

     To request enrollment packages or for other questions, please call:
     1-888-218-4373

     or write to:
     Compaq Computer Corporation Shareholder Investor Plan
     c/o BankBoston, N.A.
     P. O. Box 8040
     Boston, Massachusetts 02266-8040

     or refer to the Plan Administrator's website:
     http://www.EquiServe.com

     When communicating with the Plan Administrator, you should have available your account number and taxpayer identification number.

25. What kind of reports will be sent to participants in the Plan?

     You will receive a quarterly statement of account activity. Supplemental account statements will be provided for any month in which you make a cash investment or deposit, transfer or withdraw shares. You will also receive transaction statements promptly after each sale of shares under the Plan. You should retain these statements in order to establish the cost basis of shares purchased under the Plan for income tax and other purposes. In addition, you will receive all communications sent to other shareholders, such as annual reports and proxy statements.

ADDITIONAL INFORMATION

26.  How would a stock split or stock dividend affect my account?

     Any shares resulting from a stock split or stock dividend paid on shares held in custody for you by the Plan Administrator will be credited to your book-entry position. Of course, you may request a certificate at any time for any or all of your shares.

27.  How do I vote my Plan shares at shareholders' meetings?

     You will be sent a proxy statement in connection with each meeting of Compaq's shareholders, together with a proxy card. This proxy card, when duly signed and returned, will be voted as you indicate. Your voting will be confidential in accordance with Compaq's policy on confidential voting. Fractional shares will be aggregated and voted in accordance with the participants' directions. If the proxy card is not returned or if it is returned unsigned, the shares will not be voted.

28.  Can the Plan be changed?

     We may add to, modify or discontinue the Plan at any time. We will send you written notice of any significant changes.

     Upon discontinuance of the Plan, we will return to you any uninvested automatic deductions from your bank account, issue free of charge a certificate for full shares credited to your account and pay you in cash for any fractional shares credited to your account.

29.  What are the responsibilities of Compaq and the Plan Administrator?

     Neither Compaq nor the Plan Administrator, Bank Boston, N.A., will be liable for any act, or for any failure to act, as long as they have made good faith efforts to carry out the terms of the Plan, as described in this Prospectus and on the forms that accompany each investment or activity.

     Participants should recognize that neither Compaq nor the Plan Administrator can promise a profit or protect against a loss on the common stock purchased under the Plan.

     Although the Plan provides for the reinvestment of dividends, the declaration and payment of dividends will continue to be determined by the Compaq Board of Directors in its discretion, depending upon future earnings, the financial condition of Compaq and other factors. The amount and timing of dividends may be changed, or the payment of dividends terminated, at any time without notice.

TAX CONSEQUENCES

     You should consult with your tax advisor for a complete analysis of the tax consequences of participating in the Plan. Cash dividends reinvested under the Plan will be taxable for U.S. Federal income tax purposes as having been received by you even though you have not actually received them in cash. You will receive an annual statement from the Plan Administrator indicating the amount of reinvested dividends reported to the U.S. Internal Revenue Service as dividend income.

     You will not realize gain or loss for U.S. Federal income tax purposes upon a transfer of shares to the Plan or the withdrawal of whole shares from the Plan. You will, however, generally realize gain or loss upon the receipt of cash for fractional shares held in the Plan. You will also realize gain or loss when shares are sold. The amount of gain or loss will be the difference between the amount that you receive for the shares sold and your tax basis therefor. In order to determine the tax basis for shares in your account, you should retain all account and transaction statements.

     Plan participants who are non-resident aliens or non-U.S. corporations, partnerships or other entities generally are subject to a withholding tax on dividends paid on shares held in the Plan. The Plan Administrator is required to withhold from dividends paid the appropriate amount determined in accordance with Internal Revenue Service regulations. Where applicable, this withholding tax is determined by treaty between the U.S. and the country in which the participant resides. In addition, dividends paid on shares in Plan accounts are subject to the "backup withholding" provisions of the Internal Revenue Code. Accordingly, the amount of any dividends, net of the applicable withholding tax, will be credited to participant Plan accounts for investment in additional shares of Compaq common stock.

AVAILABLE INFORMATION

     Compaq files annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any of these documents at the SEC's public reference rooms in Washington, D.C., New York City and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Compaq's SEC filings are also available to the public from commercial document retrieval services and at the web site maintained by the SEC at http://www.sec.gov. Compaq's common stock is listed on The New York Stock Exchange and Compaq's SEC filings and other information may also be inspected at the offices of The New York Stock Exchange, 20 Broad Street, New York, New York, 10005.

     This Prospectus constitutes a part of a Registration Statement on Form S-3 filed by Compaq with the SEC under the Securities Act of 1933. As allowed by SEC rules, this

Prospectus does not contain all the information you can find in the Registration Statement or the exhibits to the Registration Statement.

INCORPORATION OF DOCUMENTS BY REFERENCE

     The SEC allows Compaq to "incorporate by reference" information into this Prospectus, which means important information may be disclosed to you by referring you to another document filed separately with the SEC. The following documents have been previously filed with the SEC and are incorporated by reference into this Prospectus.

          1. Compaq's Annual Report on Form 10-K for the year ended December 31, 1996;

          2. Compaq's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1997, June 30, 1997 and September 30, 1997;

          3. Compaq's Current Reports on Form 8-K as filed on October 16, 1997 and November 21, 1997; and

          4. The description of the Compaq's common stock contained in Compaq's Registration Statement on Form 8-A.

     Compaq is also incorporating by reference additional documents that we may file with the SEC between the date of this Prospectus and the date of the filing of a post-effective amendment which indicates that all securities offered have been sold or which deregisters all securities then remaining unsold. To the extent that information in these documents may be different or contradictory, you should rely on the information contained in the most recent filing.

     You may obtain documents incorporated by reference from Compaq without charge, except the exhibits (unless we have specifically incorporated by reference an exhibit in this Prospectus), by writing to:

                  Compaq Computer Corporation
                  20555 SH 249
                  Houston, Texas 77070
                  Telephone: (800) 433-2391
                  Attention:  Investor Relations
                  web site: http://www.compaq.com

USE OF PROCEEDS

     At present, we expect the Plan Administrator to purchase Compaq shares in the open market. As a result, Compaq will not receive any proceeds. If the Plan Administrator purchases shares for the Plan from Compaq, the net proceeds will be used for general corporate purposes.

LEGAL MATTERS

     The legality of the common stock offered by this Prospectus has been passed upon for Compaq by Linda S. Auwers, Vice President and Associate General Counsel of Compaq. Ms.

Auwers has options to purchase Compaq common stock, owns shares of Compaq common stock as a participant in an employee benefit plan, and is eligible to participate in the Plan.

EXPERTS

        The consolidated financial statements incorporated from Compaq's Current Report on Form 8-K as filed on November 21, 1997 are incorporated by reference in this Prospectus in reliance upon the report of Price Waterhouse LLP, independent accountants, given on the authority of such firm as experts in accounting and auditing.